Exhibit 99.1

ESSA Pharma Provides Corporate Update and Reports Financial Results for Fiscal Third Quarter Ended June 30, 2020

VANCOUVER, BC and HOUSTON, Aug. 6, 2020 /CNW/ - ESSA Pharma Inc. ("ESSA", or the "Company") (NASDAQ: EPIX) (TSX-V: EPI), a clinical-stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal third quarter ended June 30, 2020. All references to "$" in this release refer to United States dollars, unless otherwise indicated.

"This past quarter has seen ESSA receive acceptance from the FDA and Health Canada to commence the clinical trial of EPI-7386, leading to the significant milestone of dosing the first patient in July,"  stated David Parkinson, MD, President and CEO of ESSA. Dr. Parkinson continued, "With the funds we have received from the recent financing, we believe we are in a very strong position to complete the Phase 1 dose escalation, expansion, and combination studies as planned."

Recent Corporate Highlights

  On July 31st, the Company closed a public offering of common shares, led by Jefferies, as sole book-running manager, for gross proceeds of US$48,990,000. Certain existing investors participated in the financing along with new investors: Pfizer Inc. (NYSE: PFE), Avidity Partners, CAM Capital, Point72, Ridgeback Capital, Sphera Healthcare,Vivo Capital, and others.
  On July 15th, the Company announced that the first patient had been dosed in a Phase 1 clinical trial designed to evaluate the safety and tolerability of EPI-7386 in mCRPC patients who failed standard of care treatments, including second generation anti-androgens. The trial, to be conducted at five sites in the United States and Canada, is expected to enroll approximately 18 patients in a standard 3+3 trial design with an approximate 10 additional patients enrolled in the dose expansion cohort. Funds from the recent financing will support multiple combination studies with existing anti-androgen drugs.
  On June 22nd , the Company presented new preclinical data on ESSA's clinical candidate, EPI-7386, at the 2020 American Association for Cancer Research (AACR) Virtual Annual Meeting II. In an oral poster presentation titled, "Pre-clinical development of the second-generation N-terminal domain androgen receptor inhibitor, EPI-7386, for the treatment of prostate cancer", results from preclinical studies of EPI-7386 including studies evaluating androgen receptor binding, gene expression analyses and the toxicologic profile were presented.

Summary Financial Results

  Net Income (Loss). ESSA recorded a net loss of $4.9 million ($0.24 loss per common share based on 20,824,568 weighted average common shares outstanding) for the quarter ended June 30, 2020, compared to a net loss of $3.3 million ($0.52 loss per common share based on 6,383,737 weighted average common shares outstanding) for the quarter ended June 30, 2019. This included non-cash share-based payments of $1.5M for the quarter ended June 30, 2020 compared to $255,365 for the quarter ended June 30, 2019, recognized for stock options granted and vesting.
  Research and Development ("R&D") expenditures. R&D expenditures for the quarter ended June 30, 2020 were $2.7 million compared to $1.95 million for the quarter ended June 30, 2019. The increase in R&D expenditures for the quarter were primarily related to preparing the IND application for EPI-7386, preparatory clinical costs, manufacturing and chemistry costs, and non-cash costs related to share-based payments ($382,941 for quarter ending June 30, 2020 compared to $72,306 for quarter ended June 30, 2019). R&D costs in the comparative period were primarily related to preclinical research of the Company's next-generation aniten compounds.
  General and administration ("G&A") expenditures. G&A expenditures for the quarter ended June 30, 2020 were $2.2 million compared to $1.2 million for the quarter ended June 30, 2019. The increase in the quarter is primarily due to non-cash share-based payments. ($1.1M for quarter ending June 30, 2020 compared to $183,059 for the quarter ending June 30, 2019.)

Liquidity and Outstanding Share Capital

Cash on hand at June 30, 2020 was $36.5 million, with working capital of $36.5 million, reflecting the aggregate gross proceeds of the August 2019 financing of $36 million and the acquisition of Realm Therapeutics plc which provided the Company with $22.2 million in cash, less operating expenses in the intervening period.

As of June 30, 2020, the Company had 20,841,261 common shares issued and outstanding.

In addition, as of June 30, 2020, there were 12,331,127 common shares issuable upon the exercise of warrants and broker warrants. This includes 11,919,404 prefunded warrants at an exercise price of $0.0001 that were issued in lieu of common shares in the August 2019 financing, and 411,723 other warrants at a weighted average exercise price of $38.93. There are 5,309,584 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $3.42 per common share.

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. The Company filed an IND with the U.S. Food and Drug Administration for EPI-7386 in the first calendar quarter of 2020 and clearance was received April 30,2020. A Clinical Trial Application was filed with Health Canada in April 2020 and authorization was received June 3rd, 2020.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the belief that the Company is on a solid path to complete the Phase 1 dose escalation, expansion, and combination studies as planned,  timing and enrollment of a Phase 1 study of EPI-7386,  other statements surrounding the Company's clinical evaluation of EPI-7386, the funds from the recent financing supporting multiple combination studies with existing anti-androgen drugs, and the Company's current cash reserves .

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
Amounts in thousands of United States dollars

	June 30, 2020	September 30, 2019

Cash	$36,482	$53,323
Prepaid and other assets	1,805	1,451

Total assets	$38,287	$54,774

Current liabilities	1,268	5,575
Derivative liability	84	18
Shareholders' deficiency	36,936	49,181

Total liabilities and shareholders' deficiency	$38,287	$54,774

ESSA PHARMA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
Amounts in thousands of United States dollars, except share and per share data

	Three months ended June 30, 2020	Three months ended June 30, 2019

OPERATING EXPENSES
Research and development	$2,704	$1,951
Financing costs	197	139
General and administration	2,176	1,213

Total operating expenses	(5,077)	(3,303)

Gain (loss) on derivative liability	(40)	15
Other items	(184)	3

Net loss before taxes	(4,933)	(3,285)
Income tax expense		(16)

Net loss for the period	$(4,933)	$(3,301)

Basic and diluted loss per common share	$(0.24)	$(0.52)

Weighted average number of common shares outstanding	20,824,568	6,383,737

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SOURCE ESSA Pharma Inc

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For further information: Company Contact: David Wood, Chief Financial Officer, ESSA Pharma Inc., Contact: (778) 331-0962, Email: dwood@essapharma.com; Investor Relations Contact: Alan Lada, Vice President Solebury Trout, Contact: (617) 221-8006, Email : alada@SoleburyTrout.com

CO: ESSA Pharma Inc

CNW 20:00e 06-AUG-20